April 7, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3720

Washington, DC 20549

Attention: Craig Wilson

Re:	Datawatch Corporation

Form 10-K for the Fiscal year ended September 30, 2014

Filed December 5, 2014

Form 10-Q for the quarterly period ended December 31, 2014

Filed February 9, 2015

File No. 000-19960

Ladies and Gentlemen:

I am writing to you on behalf of Datawatch Corporation (the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated March 19, 2015.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this response letter containing the changes contemplated by this letter are being filed simultaneously with the Commission.

Form 10-K for the fiscal year ended September 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

COMMENT 1: Introduction – page 21
We note that your introduction provides a discussion of your products included in your principal product line of Visual Data Discovery solutions. Please tell us what consideration was given in expanding your introduction to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the your executives are most focused for both the short and long term and the actions that you are taking to address these opportunities, challenges and risks. We refer you to Section III.A of SEC Release 33-8350.

Securities and Exchange Commission

April 7, 2015

RESPONSE 1: In response to your question regarding our disclosures in the introduction section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has considered the guidance in Section III.A of SEC Release 33-8350, and we believe that the disclosures in this section were adequate for the information we knew at the time of the 2014 10-K filing. We note that additional discussion of material opportunities, challenges and risks associated with the Company’s products is contained elsewhere in the Form 10-K as well. The Company acknowledges the comment, and will be sure to continue to update the disclosures in this section in our future filings and expand accordingly with relevant information as our business continues to evolve and mature.

Item 8. Financial Statements and Supplementary Data

COMMENT 2: Consolidated Statements of Cash Flows - page 43
We note that on March 30, 2012, you acquired the intellectual property underlying your Datawatch Modeler and Datawatch Automator products for a purchase price of approximately $8,541,000 that is reflected in your consolidated statements of cash flows as a “non-cash purchase of intellectual property”. Please tell us why your non-cash transaction is presented as cash used in investing activities rather than a non-cash item that did not result in cash receipts or payments that would be disclosed outside of the statement of cash flows. We refer you to ASC 230-10-50-3 through 50-6.

RESPONSE 2: In March 2012, the Company purchased the intellectual property underlying its Datawatch Modeler and Datawatch Automator products for a purchase price of $8,541,000. This was purchased entirely with cash. The amount of the purchase was properly disclosed as cash used in investing activities in the Company’s 2012 statement of cash flows, and as described in the footnotes, but was improperly labeled as “non-cash” when in fact it was purchased with cash. We will rectify this incorrect labeling in future filings.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

COMMENT 3: Principles of Consolidation - page 44
You disclose that in 2013, you dissolved one of your international operations, Datawatch Europe Limited, and recorded a gain on disposition of investment of approximately $374,000. Please tell us what consideration was given to presenting as discontinued operations in accordance with ASC 205-20-45. As part of your response, tell us how you considered the provisions of ASC 350-20-40. In addition, please tell us why you were not required to file an Item 2.01 Form 8-K for the disposition of these assets.

Securities and Exchange Commission

April 7, 2015

RESPONSE 3: ASC 205-20-45-3 requires reporting of any entities which have been disposed in the period in which it occurs. In fiscal year 2012, Datawatch Europe Limited (DWE) represented 1.6% of total consolidated revenues, 0.8% of total consolidated operating expenses, and 0.2% of total consolidated assets of Datawatch. The instructions to Form 8-K Item 2.01 suggest that the significance of dispositions of assets is measured based on the registrant’s total equity in the net book value of such assets, or if greater, the amount the registrant paid to acquire those assets or received upon the disposal of the assets relative to the registrant’s total consolidated assets. These instructions also note that disclosure under Item 2.01 of Form 8-K is required when the level of significance exceeds 10%. As noted earlier, the proportion of DWE to the consolidated results were well below the stated levels of significance from a revenue, total expense and equity perspective and therefore did not warrant the filing of an 8-K. In 2012 DWE was an insignificant portion of the consolidated results and the Company intended to dissolve the organization. Item 2.01 of Form 8-K requires disclosure of the disposition of a subsidiary if the disposition represents a significant amount of assets other than in the ordinary course of business. As discussed above, the DWE operations did not represent a material portion of the Company’s consolidated results, and, in addition, the operations were not disposed of but merely consolidated with another wholly-owned subsidiary. Consequently, no 8-K was required to be filed.

Note 2. Acquisition – page 53

COMMENT 4: Note 2. Acquisition - page 53
Explain to us the basis for the Measurement Period Adjustments to goodwill for the Panopticon Software and Panopticon Software, Inc. acquisitions as the result of additional information obtained during the measurement period which ended August 28, 2014. Describe the additional information obtained and how it impacts the adjustments.

RESPONSE 4: For the year ended September 30, 2013, our purchase price allocation for the acquisition of Panopticon Software AB (“Pano AB”) and Panopticon Software, Inc. (“Pano Inc.”) was provisional, specifically in relation to amounts for deferred income tax assets and income tax receivables pending the gathering of information for and filing of Pano AB’s and Pano Inc.’s pre-acquisition tax returns. The Company purchased the stock of Pano AB and Pano Inc. on August 28, 2013 and as a result, the Company was unable to gather the information to prepare or finalize Pano AB’s and Pano Inc.’s pre-acquisition returns prior to the filing of the September 30, 2013 year-end financials. In fact, we could not complete the Pano Inc. and Pano AB tax returns until the second half of fiscal 2014.

As noted in ASC 805-10-25-13 the measurement period for a business combination is defined to be the lesser of one year or when the necessary information has been received. Additionally ASC 805-10-25-14 allows where new facts and circumstances are permissible, adjustments affecting the assets and liabilities of the business combination as long as they are identified prior to the first anniversary of the business combination. The Pano Inc. pre-acquisition returns were finalized in June of 2014, and the Pano AB returns containing the pre-acquisition information were not finalized until July of 2014. The Pano Inc. returns resulted in an additional income tax payable of approximately $18,000 that should have been recorded as a retrospective adjustment in the third quarter ended June 30, 2014. However, the Company determined the $18,000 adjustment was immaterial to its financial statements and decided not to record the entry until the fourth quarter ended September 30, 2014. Following completion of the Pano AB returns, in the fourth quarter, the Company recorded a retrospective adjustment of approximately $389,000 to reduce goodwill in the fourth quarter ended September 30, 2014. Of the $389,000 adjustment, $407,000 related to an increase in Pano AB’s net operating loss deferred tax asset for the pre-acquisition tax return filed in the fourth quarter ended September 30, 2014 and $18,000 for the Pano Inc. income tax payable that was reflected in the returns filed in June of 2014.

Securities and Exchange Commission

April 7, 2015

Form 10-Q for the quarterly period ended December 31, 2014

Notes to Consolidated Financial Statements

Note 4. Impairment of Goodwill and Indefinite-lived Assets, page 7

COMMENT 5: We note that you disclose a significant amount of impairment charges, specifically $32,009,000 under the caption “Impairment of goodwill and long-lived assets” in your consolidated statements of operations during the three months ended December 31, 2014. We also note on page 17 that you identified several events that required you to perform an interim impairment test such as material decreases in revenue compared to prior year and compared to the prior quarter and necessary operational changes within the Sales Organization. However, it is not clear how these factors associated with a Monarch customer base focus are related to the impairments, all of which were associated with Panopticon. Please explain more fully these indicators and how these indicators were considered in your impairment analysis during the quarters ended September 30 and June 30, 2014 as well as explain their relevance to the Panopticon operations and acquisition.

RESPONSE 5: The factors mentioned in NOTE 4, including the decline in revenue year on year as well as compared to prior quarters and the need for sales operational changes, were attributable to the entire sales organization.

The Company has a large installed base of Monarch customers which tends to have a shorter sales cycle, and sales of the newly-acquired Panopticon technology proved to be more complex, requiring different sales skills and a longer sales cycle.

Datawatch operates as a single reporting unit and sales organization and does not have a separate sales force for Panopticon and Monarch products; accordingly, all sales professionals had the opportunity to sell either Monarch or Panopticon products.

The Company followed the guidance under ASC 360-10-35-23 to evaluate for potential impairment of non-goodwill long-lived assets. Although the factors noted above were specific to the Company as a whole, ASC 360 requires a grouping of long-lived assets being tested for impairment. The Panopticon asset group and Monarch asset group were tested for impairment separately. The results of these tests indicated an impairment of the Panopticon customer lists and Panopticon IP assets. The testing did not result in an impairment of the Monarch asset group. The substantial majority of goodwill stems from the Panopticon acquisition, and the resulting computation of the goodwill impairment was performed after the write down of Panopticon customer lists and Panopticon IP assets had been applied.

Securities and Exchange Commission

April 7, 2015

The Company conducts its annual goodwill impairment test as of July 31 (which, when completed as of July 31, 2014, did not indicate an impairment, as discussed further below), and the Company did not identify any significant qualitative factors at either June 30, 2014 or September 30, 2014 which would have required an interim test at those dates. The Company reviewed the projections and potential triggering events, noting none as of June 30th. The Company also compared the market capitalization as of June 30th to the carrying value of the equity, noting no impairment indicators or triggering events at that time. At the end of June and July of 2014 the approximate market cap for these two periods was $162 million and $147 million, respectively, which were both well above the June 30 and July 31 carrying value of $94 million and $92 million respectively.

ASC 350 Step 1 test was completed in Q4 2014 with the assistance of an independent valuation firm in which the Step 1 test resulted in a "Pass" indicating no further steps were required to test for impairment. It should be noted that the Company’s market capitalization was approximately $112 million at September 30, 2014 (compared to roughly $64 million as of January 14, 2015). This fact, combined with no qualitative triggering events, led to a conclusion that no further testing was required to be performed at year end.

COMMENT 6: In addition to your disclosed indicators, also address in your response your stock price decline during April 2014 that resulted in a significant decline in market capitalization that came very close to the carrying value of your stockholders equity. Additionally your fourth quarter 2014 call indicates that your fiscal 2015 revenue growth target is 30%, which appears to be much higher than the results of your operations that disclose your actual rate to be 16 and 17% for years ended 2014 and 2013 respectively. Further, your fourth quarter 2014 earnings call indicates that your current sales organization has the capacity to deliver on a targeted revenue growth, which does not seem to be consistent with your disclosure in 1Q 2015 stating that there were necessary operational changes within the sales organization.

RESPONSE 6:

Stock Price Decline

Between January 3, 2014 and January 15, 2015, Datawatch’s stock price experienced a steady decline from $34.69 to $5.65, with two significant periods of decline in April 2014 and January 2015 corresponding to two negative earnings pre-releases.

Following the first pre-announcement in April 2014, the stock price closed at $13.53 on April 30th, reflecting a significant decline in market capitalization from approximately $223 million at April 10, 2014 to $145 million, which nevertheless constituted an excess of $47 million over stockholders equity. At this point the Company concluded there was no triggering event and no risk of impairment. It was only following the decline in market capitalization experienced after the quarter ended and after the pre-release in January 2015 (from $8.99 at December 31 2014 to $5.76 on January 14 2015) that the triggering event occurred, which resulted in a market cap decline for the same periods from $101 million to $65 million.

Securities and Exchange Commission

April 7, 2015

Fiscal 2015 Revenue Target

During the fourth quarter 2014 earnings call on November 20, 2014, the Company’s CEO remarked: “On a long-term basis, our goal is to deliver consistent 30% plus topline revenue growth and deliver this growth profitably. Because we do not provide guidance, I want to be clear that I am not forecasting this level of growth for fiscal year 2015.” Additionally, while responding to a question from Richard Davis from Canaccord Genuity our CEO reiterated, “I was clear that the 30% wasn’t a FY15 target because we don’t give guidance and all but management would not be pleased if we didn’t get there this year.” Because the company does not give guidance the 30% aspirational goal should not be confused with year on year results or the company’s investments in sales resources which possessed the capacity to deliver at desired growth levels had it been performing as expected.

Sales Organization

The disclosure in the Q1 2015 analyst call that necessary operational changes were required within the sales organization was the outcome of an organizational assessment led by the executive team over the period September through December 2014, which was occasioned, among other matters, on the hiring of a Chief Revenue Officer in September.

During the Q1 2015 earnings call, the reference to capacity was based on having 28 quota carrying sales representatives in the sales organization. Consistent with all sales organizations, quota carrying representatives who achieve their targets (“capacity”) are a good indicator of the Company’s ability to meet its revenue goals. Management’s expectation at the time was that if the early investments in sales resources resulted in execution at expected levels of quota achievement, the Company did possess the capacity to achieve internal growth targets. In addition, not all changes to the sales organization (which included changes not limited to sales capacity) had been known or completed at the time of the first quarter earnings call. Although necessary changes had been identified at the end of Q1, not all changes had been finalized by the first quarter earnings call. As of the close of Q2, most changes have now been implemented and aligned with revised internal forecasts for the remainder of fiscal 2015.

COMMENT 7: Tell us what consideration was given to disclosure of the possibility of impairment (i.e. a known trend or uncertainty) for the quarters ended September 30th and June 30th. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of the SEC release No. 33-8350.

RESPONSE 7: Although the Company’s market capitalization had declined at June 30, 2014 (to $160 million), calculations suggested there was low risk of impairment. The Company had planned to conduct its annual impairment test as of July 31, 2014 which was subsequently completed in September 2014. Step 1 of ASC 350 resulted in a “Pass” at July 31 indicating no further work was required to be performed. The Company’s market capitalization at July 31, 2014 was comfortably in excess of book value (Approximate $147 million market capitalization compared with $94 million book value), and the Company continued to operate on the basis of forecasts consistent with what had been developed by management earlier in the year. Accordingly no new factors were apparent at that time suggesting anything different from an overall impairment perspective.

Securities and Exchange Commission

April 7, 2015

With the assistance of an independent third party valuation firm, we completed in September 2014 the first impairment test since acquiring Panopticon in 2013, and the “Pass” results in that testing indicated a relatively safe margin which suggested at September 30th, there were no known trends or events which could have been reasonably expected to trigger an impairment. The findings developed through the strategic work performed by the executive team during Q1 2015 along with the in depth sales assessment performed by the newly hired Chief Revenue Officer were not available until the latter part of Q1 2015 nor was any of the disruption it created expected to impact the Q1 results.

COMMENT 8: Explain to us the basis for measuring fair value of your reporting unit using discounted cash flows in view of the guidance ASC 350-20-35-22 to 24. We note that your quoted market price in an active market is the best evidence of fair value and should be used as the basis for measurement.

RESPONSE 8: All impairment tests were performed with the assistance of an independent valuation firm. The Company calculated the fair value of the reporting unit and compared it with the carrying value, including goodwill. The Company has one reporting unit and chose the Income Approach, specifically the Discounted Future Cash Flow Method, which is most indicative of the fair value of the Company.

ASC 350 Step 1 of the goodwill impairment test is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; thus, Step 2 of the goodwill impairment test is not applicable.

The fair value of the Company's single reporting unit using a Discounted Cash Flow Method at December 31, 2014 was calculated to be $70,200,000. ASC 350-20-35-22 notes that quoted market prices represent the best evidence of fair value and may be used as the basis for measurement. However, the guidance also states that the market price of an individual security, which is used to derive the market capitalization, may not be representative of the fair value of the reporting unit as a whole. Additionally, ASC 350-20-35-23 notes that quoted market prices need not be the sole measurement of basis of the reporting unit and that the presence of a control premium may result in the fair value exceeding market capitalization. Nevertheless, the Company’s market capitalization at January 14, 2015 of $63M was used to corroborate the value derived under the Discounted Cash Flow Method. A comparison of the market cap and the discounted cash flows derived value revealed an implied control premium of 10% which we considered to be within acceptable ranges.

Securities and Exchange Commission

April 7, 2015

COMMENT 9: Please tell us how you have applied the guidance in ASC 350-20-35-31 to your indefinite-lived intangibles prior to your goodwill impairment test.

RESPONSE 9: Step 1 of the goodwill impairment test was used to identify potential impairment, it compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; thus, step 2 of the goodwill impairment test is not applicable. In accordance with ASC 360-10, we tested the Panopticon and Monarch asset groups separately for impairment. Our tests determined that the Panopticon asset group was impaired. The asset group’s impairment loss was allocated to the Panopticon Customer lists and Panopticon IP assets.. The adjusted carrying value of shareholder equity was compared to the fair value of the reporting unit according to Step 1 of the ASC 350 goodwill impairment test.

Because the Company failed Step 1, we proceeded to Step 2.

Step 2 of the goodwill impairment test was used to recognize and measure the amount of impairment loss, which compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. As noted in ASC 350-20-35-31, the fair value of goodwill can only be measured as a residual. The implied fair value of goodwill was determined in the same manner as the amount of goodwill recognized in a business combination. The Company assigned the fair value of the reporting unit, as measured in Step 1, to all the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The carrying amount of goodwill $28.4M exceeded the implied residual value of that goodwill, $6.7M, accordingly an impairment loss of $21.7M was recognized in an amount equal to that excess.

COMMENT 10: Please explain how you have applied the disclosure guidance in ASC 350-20-50-2a in Note 4 to describe the facts and circumstances that lead to the goodwill impairment.

RESPONSE 10: Disclosure ASC 350-20-50-2a requires a description of the facts and circumstances leading to the impairment. In Note 4 the Company disclosed that during the three months ended December 31, 2014, the Company identified several events, that when combined, were determined to require an interim impairment test. These events consisted of a material decrease in revenue compared to prior year and compared to the prior quarter; necessary operational changes within the Sales Organization which drove a shift in our sales approach; and a sustained decrease in share price.

At the end of Q1 2015, the Company recognized that the revenue results for the first fiscal quarter of 2015 were lower than internally forecasted and could likely have a negative impact on the Company’s stock price. Datawatch management determined that the Q1 revenue shortfall warranted a pre-release of financial results to the market. It was anticipated that the decline in stock price during FY14 would accelerate after the earnings pre-release and more likely than not, result in the fair value of the Company being less than the carrying value (viewed as a triggering event). Based on the above-mentioned qualitative factors and other notable triggering events described below, a Step 1 impairment analysis was initiated with the help of an independent valuation firm on January 15, 2015. The measurement period used is as of December 31, 2014 with a market cut-off of January 15, 2015 since the pre-release occurred on close of market on January 13, 2015.

Securities and Exchange Commission

April 7, 2015

In September 2014, Datawatch hired a new Chief Revenue Officer who assumed global sales responsibilities from our CEO. During this transition many operational changes were implemented, including a shift in how we address our customers. These changes created a distraction within the sales organization which negatively affected revenue performance in Q1 2015.

We believe that these factors, and the resulting impairment analysis, are adequately disclosed in Notes 4 and 5 in accordance with ASC 350-20-50-2a.

Note 5: Long-Lived Assets, page 8.

COMMENT 11: Tell us how you have applied accounting guidance in ASC 360-10-35-paragraph 15 to 17 and 21 to 36 in accounting for and recognition of the impairment loss. Also tell us how you have addressed the disclosure guidance in ASC 360-10-50-2a. Additionally, tell us the factors and circumstances and related timing over the course of the period subsequent to the Panopticon acquisition that led to impairments to the Panopticon intellectual property and customer lists.

RESPONSE 11:

Impairment Loss Recognition Generally

ASC 360 states that a long-lived asset group that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset group might not be recoverable, i.e., information indicates that impairment might exist. Entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset group is present).

ASC 360-10-23-23 outlines the grouping of long-lived assets and liabilities at the lowest level for identifying cash flows. The FASB acknowledges that asset grouping requires significant judgment and suggests that assets should be grouped when they are used together to generate joint cash flows.

The Company developed the fair value of each asset group by summing the fair value of each component asset and liability. ASC 360 requires the entity to determine the fair value of the asset group, but does not specify the method to be used.

Securities and Exchange Commission

April 7, 2015

The Company has determined that the method applied represents the fair value of the asset group principally because the valuation of the intangibles within the asset group is based on the anticipated cash flows related to the revenue stream from its customers. The asset group excludes goodwill, taxes, long term non-operational assets and liabilities and cash. As such, the principal value from the asset group relates to the cash inflows from its customers and the cash outflows required to service these customers. The fair value for the asset group consists of the following:

o	Fair value of IP and Customer List: computed using the income approach. The key input to these computations is the anticipated cash inflows from customers. These valuations include 100% of the cash inflows related to this customer base, and taking cash outflows into consideration.

o	Fair value of working capital (including accounts receivable, inventory, prepaids, accrued expenses, and accounts payable) and long term deposit. Due to the short term nature of the working capital, book value has been determined to be fair value. These accounts represent either avoided future outflows (inventory, prepaids) or future cash flows (accrued expenses, AP and AR) related to customer sales. The deposit is a long term operational inflow.

o	Fair value of deferred revenue: adjusts this account to the anticipated cash outflows required to service these customers. No cash inflows are anticipated for these obligations. If the asset group was to be valued as a whole, we would expect an income approach based on the revenues being generated from the customers and expense required to service those customers, appropriately adjusted for the working capital position, including any service obligations outstanding (deferred revenue).The sum of these values reasonably approximates this approach.

Intellectual Property Impairment

The segregation of the Company's revenue streams into Panopticon and Monarch product lines aligns directly with the intangibles, which were recorded as a result of the Panopticon acquisition in fiscal 2013. For purposes of the Step 2 recoverability test under ASC 360 subsection 2.3.1, Panopticon customer lists and Panopticon IP were grouped since they both rely on the Panopticon IP to generate revenue from both the acquired Panopticon customers. The revenue streams from each of Monarch and Panopticon fairly reflect anticipated future cash flows; accordingly, the intangibles associated with each of these revenue streams have been grouped and were tested at the lowest level which is aligned with the expected cash flows.

Impairment indicators were present suggesting that an impairment may exist; accordingly the Company determined that more testing was required. A potential impairment loss exists for a long-lived asset group that is held and used where the sum of its estimated future undiscounted cash flows used to test for recoverability was less than its carrying value.

Securities and Exchange Commission

April 7, 2015

Estimates of future cash flows were used to test the long-lived asset group for recoverability and included only the future cash flows (cash inflows and associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the long-lived asset group. Estimates of future cash flows were based on Management’s assumptions about its use of a long-lived asset group.

The cash flow estimation period was based on the remaining useful life of the principal long-lived assets (within each of the Panopticon and Monarch asset group’s). The primary asset of the each asset group was the principal long-lived tangible asset being depreciated (or identifiable intangible asset being amortized). Panopticon IP was the primary asset in the Panopticon asset group while Monarch IP was the primary asset for the Monarch asset group from which the group derives its cash flow-generating capacity.

It was determined that the Panopticon asset group was not recoverable. As a result, an impairment loss was calculated based on the excess of the carrying amount of the long-lived asset group over the long-lived asset’s fair value. See additional comments in responses 5 through 10 above, for additional factors and circumstances and related timing over the course of the period subsequent to the Panopticon acquisition that led to impairments to the Panopticon intellectual property and customer lists.

Subsequent review of the impairment allocation revealed that the Company allocated the impairment charge to the IP and customer lists using an allocation methodology (book value) that does not mirror the process described in ASC 360-10-35-28 (which requires the use of fair value). This results in a difference in the carrying values of the intangibles, but no difference in the total impairment loss. The Company will be processing a correction which updates the fair values of the intangibles in the next filing of its 10-Q, the magnitude being a $0.5M transfer between intangibles.

* * * * *

Securities and Exchange Commission

April 7, 2015

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact me at (978) 275-8208.

Sincerely,

James L. Eliason

Chief Financial Officer Datawatch Corporation